UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)

Biostage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09074M 202

(CUSIP Number)

Josef Volman, Esq.
Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074M 202	13D	Page 1 of 4

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jinhui Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 368,318 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 368,318 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,318 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09074M 202	13D	Page 2 of 4

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”) of Biostage, Inc. (the “Issuer”), having its principal executive office at 84 October Hill Road, Suite 11, Holliston, MA 01746.

Item 2.	Identity and Background.

(a)          This statement is being filed by Jinhui Liu, an individual, who is referred to as the “Reporting Person.”

(b)          The address of the principal business office of the Reporting Person is c/o Biostage, Inc., 84 October Hill Road, Suite 11, Holliston, MA 01746.

(c)          The present principal occupation of the Reporting Person is to make, hold, and dispose of equity and equity related investments.

(d)          During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)          During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a Chinese citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 2, 2018, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person, pursuant to which the Issuer agreed to issue to the Reporting Person in a private placement (the “Private Placement”) 302,115 shares of its common stock, par value $0.01 per share (the “Common Stock”) at a purchase price of $3.31 per share. On February 20, 2018, the Issuer and the Reporting Person closed the Private Placement. In accordance with the Purchase Agreement, the Issuer issued to the Reporting Person 302,115 shares of Common Stock. The Reporting Person had previously acquired 66,203 shares of Common Stock in open market purchases that occurred prior to the start of negotiations relating to the Private Placement.

The personal funds of the Reporting Person was the source of the funds for the purchase of the Common Stock. No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities for strategic investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer.

Except as set forth above, the Reporting Person has no present plans which relate to or would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 09074M 202	13D	Page 3 of 4

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)          Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)         The Reporting Person is the record owners of the securities set forth on the cover sheet hereto.

The percentage of outstanding Common Stock which may be deemed to be beneficially owned by the Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the approximately 2.56 million shares of Common Stock outstanding immediately prior to the Private Placement, plus the 302,115 shares of Common Stock issued in the Private Placement.

(b)          Regarding the number of shares as to which such person has:

(i)          sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)         shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)        sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)        shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)          Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, the Reporting Person entered into the Purchase Agreement with the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 09074M 202	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

/s/ Jinhui Liu
Jinhui Liu